EXHIBIT 99.1

Foremost Clean Energy To Earn Majority Interest Across Athabasca Uranium Portfolio Under Denison Option Agreement

Highlights:

  Will earn a 51% interest in 10 Athabasca uranium projects with the exception of its Hatchet Lake Project where Foremost will hold a 35.78% interest
  Phase 2 of the three-phase Option Agreement to be completed approximately 15 months ahead of the October 2027 deadline

VANCOUVER, British Columbia, July 09, 2026 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce that it will have completed the Phase 2 earn-in requirements (“Phase 2”) under its Option Agreement (the "Option Agreement") closed with Denison (see Press Release October 07, 2024) upon issuing to Denison Mines Corp. (“Denison”) (NYSE American: DNN, TSX: DML) up to 848,610 common shares in the capital of Foremost (“Shares”) valued at $2 million (based on applicable pricing parameters).

The Company has completed more than $8 million in qualifying exploration expenditures and upon completion of Phase 2, will have increased its ownership interest to 51% interest across its 10 Athabasca uranium projects, (“the Projects”) with the exception of Hatchet Lake, at 35.78%. The significant earn-in milestone is expected to be satisfied approximately 15 months ahead of the October 4, 2027, contract deadline.

The Projects encompasses 45 mineral claims covering approximately 332,378 acres (134,509 hectares) across Saskatchewan's Athabasca Basin, one of the world's premier uranium-producing jurisdictions. The portfolio includes advanced, discovery-ready and drill-permitted uranium exploration assets strategically located adjacent to, or in close proximity to, several of the world's largest and highest-grade uranium operations, including the McArthur River mine, Cigar Lake mine, and McClean Lake mill. The Projects are located along the prolific Wollaston-Mudjatik Transition Zone ("WMTZ"), the structural corridor that hosts all currently operating uranium mines and mills in the eastern Athabasca Basin (see figure 1).

LEGEND
Foremost's Uranium Properties
Uranium Deposit
Current and Past Producing Mines and Mills
Wollaston Mudjatik Transition Zone
Saskatchewan
IsoEnergy
Blackwing
GR
CLK
Athabasca Basin
Hurricane
~49M lbs @ 34.5% U_3O_8 (indicated)
Hatchet Lake
Denison Mines
Turkey Lake
McClean Lake
~50M lbs U_3O_8 (produced)
orano
Murphy Lake South
Cigar Lake Mine
~207 lbs @ 17.03% U_3O_8 (reserves)
Torwalt Lake
orano
Cluff Lake Mine
~ 64M lbs @ 0.92% U_3O_8 (produced)
Shea Creek Deposit
68M lbs @ 1.49 % U_3O_8 (Indicated)
orano
Cameco
Marten
Rabbit Lake
~39M lbs @0.59% @ U_3O_8 (Indicated)
Wolverine
Epp Lake
Cameco
Fission
Arrow Deposit
~ 257 lbs @ 3.10% U_3O_8 (reserves)
NexGen
Denison Mines
McArthur River Mine
~380.5 lbs @ 6.72% U_3O_8 (reserves)
Triple R Deposit
~115M lbs @ 1.94% U_3O_8 (indicated)
Gryphon Deposit
~50M lbs @ 1.80% U_3O_8 (reserves)
Phoenix Deposit
57M lbs @ 11.6% U_3O_8 (reserves)
FOREMOST CLEAN ENERGY
50KM
N
Key Lake Mill
~ 210M lbs U_3O_8 (produced)

Figure 1. Foremost’s Uranium projects surrounded by mines, mills and deposits in the Athabasca Basin

Jason Barnard, President and Chief Executive Officer of Foremost, commented: "When we entered into this strategic agreement with Denison in October 2024, the global nuclear energy landscape was rapidly evolving, and our mission was clear: to systematically advance this exceptional portfolio of Athabasca uranium projects through disciplined, science-driven exploration. By combining Denison's decades of geological knowledge and historical exploration data with our own technical expertise and systematic exploration strategy, we have completed more than $8 million in exploration expenditures, made a new uranium discovery at Hatchet Lake, advanced multiple projects through drilling, geophysics and permitting, and generated a growing pipeline of high-priority exploration targets across the portfolio.

Achieving the completion of Phase 2 approximately 15 months ahead of our contractual obligations represents a major milestone for Foremost. Earning a majority interest in our uranium portfolio reflects our commitment to uranium exploration, and positions Foremost to continue advancing high-priority uranium targets at a time when global demand for secure uranium supply and nuclear energy continues to strengthen."

Option Agreement Earn-In Summary

The Option Agreement provides Foremost with the opportunity to earn up to 70% interest (51% of Hatchet Lake) in the Projects through a three-phase earn-in structure, summarized below in table 1. Upon completing Phase 2, the Company’s next objective will be advancing the the final earn-in phase ("Phase 3"). Once Foremost completes its option exercises in accordance with the Option Agreement, Foremost will become a party to the existing Hatchet Lake Joint Venture agreement and will enter into new joint venture agreements with Denison governing the future development of the other Uranium Projects.

Table 1. Summary of Three-Phase Earn-In Structure

Phase	Deadline	Requirements	Status / Result
Phase 1	Completed October 7, 2024	· Issued 1,369,810 Shares to Denison · Appointed Denison's Technical Advisor · Granted Denison Board representation rights · Entered into Investor Rights Agreement	Completed Earned an initial 20% interest in the Projects (14.03% at Hatchet Lake).
Phase 2	Due October 4, 2027 (36 months from the Effective Date)	· Issue or pay $2.0 million in cash and/or Shares (at Foremost's election) · Incur $8.0 million in qualifying exploration expenditures	To be completed approximately 15 months ahead of schedule upon issuance of 848,610 Shares to Denison Will increase Foremost's interest in the Projects to 51% (35.78% at Hatchet Lake).
Phase 3	Due October 4, 2030 (72 months from the Effective Date)	· Issue or pay $2.5 million in cash and/or Shares (at Foremost's election) · Incur an additional $12.0 million in qualifying exploration expenditures	Next Earn-In Milestone Completion of Phase 3 will increase Foremost's interest in the Projects to 70% (51% at Hatchet Lake).

Since entering into the Option Agreement with Denison, the Company has systematically advanced multiple projects from historical targets to discovery-ready drill opportunities by integrating Denison's decades of historical drilling, geophysical datasets and geological interpretation with Foremost's own exploration programs, geophysical surveys and technical interpretation. Some of the exploration activities completed to date include, but are not limited to:

  Discovery of the Tuning Fork Uranium Zone at Hatchet Lake South, where drilling intersected 6.2 metres grading 0.10% U₃O₈, including 0.87% U₃O₈ over 0.45 metres, followed by successful step-out drilling that expanded the mineralized footprint during the 2026 winter drill program (see News Releases dated October 29, 2025 and May 26, 2026).
  Completion of a 19-hole, 3,848 metre diamond drill program at Hatchet Lake South that expanded the Tuning Fork Uranium Zone and demonstrated encouraging continuity of mineralization along a conductive structural corridor (see News Release dated May 26, 2026).
  Completion of a 2,695 metre diamond drill program at Murphy Lake South, where drilling intersected strong hydrothermal alteration, reactivated graphitic shear zones and elevated radioactivity across an approximately 400 metre alteration footprint (See News Release dated May 27, 2026).
  Completion of a 771 line-kilometre MobileMT™ airborne geophysical survey over the CLK Project to define additional drill-ready targets (see News Release dated April 14, 2025).
  Completion of a detailed 893-station radon survey at Wolverine that identified multiple kilometre-scale radon anomalies coincident with favourable structural trends (see News Release dated June 25, 2025).
  Advancement of Turkey Lake through permitting and completion of a ground gravity survey ahead of the planned 2026 diamond drill program (see News Releases dated December 30, 2025 (permit) and (February 3, 2026 (2026 exploration program)

Denison’s Holdings

Denison held 2,600,000 Shares, representing approximately 15.8% of Foremost's issued and outstanding Shares, prior to the issuance of the Phase 2 Shares. On completion of the issuance to Denison of the Phase 2 Shares, Denison is expected to hold 3,448,610 Shares, representing approximately 19.9% of Foremost's then issued and outstanding Shares. Denison also holds 607,600 Foremost warrants, representing approximately 17% of the issued and outstanding warrants of Foremost. This information is being provided under the early warning requirements of applicable securities laws. Denison will be filing an early warning report under the Company's profile on SEDAR+ at www.sedarplus.ca pursuant to National Instrument 62-103 in respect of the change in its common shareholdings in Foremost upon receipt of the Phase 2 Shares. Equity in Foremost was acquired by Denison for investment purposes. Denison intends to review, on a continuous basis, various factors related to its investment in Foremost, and may decide to acquire or dispose of additional securities of Foremost as future circumstances may dictate, including under its pre-emptive rights under the Investor Rights Agreement. For further information, Denison can be contacted at 1100 – 40 University Avenue, Toronto, Ontario M5J 1T1, attention: Geoff Smith, Vice President Corporate Development & Commercial, at info@denisonmines.com.

Looking Ahead

With the Company now focused on advancing Phase 3 under the Option Agreement, Foremost intends to continue actively advancing its Athabasca Basin uranium portfolio, with exploration and drilling programs currently underway across multiple projects. Backed by a strong technical foundation, financial flexibility and a disciplined exploration strategy, the Company's objective remains clear: to efficiently advance and delineate the next significant uranium discovery in one of the world's premier uranium jurisdictions.

Qualified Person

The technical content of this news release has been reviewed and approved by Cameron MacKay, P. Geo., Vice President of Exploration for Foremost Clean Energy Ltd., and a Qualified Person under National Instrument 43-101.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a North American uranium and lithium exploration company strategically positioned to support the accelerating demand for reliable, carbon-free energy. As artificial intelligence, data centers, and electrification drive unprecedented growth in global power consumption, the expanding need for reliable nuclear baseload power creates a direct and critical imperative for the sustained exploration required to secure its uranium feedstock.

The Company holds an option from Denison to earn up to a 70% interest in 10 prospective uranium properties (except for the Hatchet Lake, where Foremost can earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. The Company employs a data-driven exploration strategy supported by extensive historic drilling and geophysical data across its portfolio, including programs completed by Denison providing a validated roadmap and competitive advantage for targeting high-potential, mineralized trends. To date, Foremost has completed geophysical surveys and multiple drill campaigns that have generated encouraging results and defined high-priority, discovery-ready targets for follow-up drilling.

Foremost also has a portfolio of lithium projects at varying stages of development spanning 43,000+ acres in Manitoba, providing exposure to other critical materials essential in electrification and energy storage.

For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
1-800-REDCHIP (733-2447)
FMST@redchip.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and include statements with respect to the conditions to Phase 2 completion, the anticipated timing of completion of Phase 2, the number of Shares expected to be issued to Denison, expectations for the receipt of all requisite approvals, expectations for uranium demand and the uranium attributes of the Athabasca Basin. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/5fdf611b-4d2d-4baf-870b-6859aac41ae7